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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Boeing Embraer – Defense Joint Venture to Develop New Markets for the C-390 Millennium

Dubai, UAE, November 18, 2019 — Boeing [NYSE: BA] and Embraer [B3: EMBR3, NYSE: ERJ] today announced their joint venture to promote and develop new markets for the C-390 Millennium multi-mission airlift and air mobility aircraft will be called Boeing Embraer – Defense. The organization will only be operational after the companies’ joint venture receives regulatory approvals and meets closing conditions.

“Boeing Embraer – Defense will build on our companies’ history of collaboration across commercial and defense aerospace to unlock significant value in the state-of-the-art C-390 Millennium as it enters service and leads the next generation of airlift and air mobility aircraft,” said Marc Allen, Boeing’s president of Embraer Partnership and Group Operations.

The C-390 Millennium is a tactical transport aircraft designed to set new standards in its category, while presenting the lowest life-cycle cost on the market. The aircraft brings airlift and air mobility into the jet age with increased mobility, rugged design, higher flexibility, state-of-the-art proven technology and easier, more efficient maintenance. The C-390 Millennium can perform a variety of missions, such as aerial refueling, cargo and troop transport, cargo and paratrooper airdrop, search and rescue, aerial firefighting and humanitarian missions.

“The name of our joint venture represents the strong partnership between Embraer and Boeing that will strengthen the global competitiveness of this incredible aircraft and broaden the target markets, developing and generating greater value for the C-390 program to offer the best for our future customers,” said Jackson Schneider, President and CEO, Embraer Defense & Security.

The C-390 Millennium received its Civil Certification from the Brazilian National Aviation Agency (ANAC) in 2018 and is now in full production. In August 2019, Portugal signed a contract to acquire five aircraft with deliveries slated for 2023. The Brazilian Air Force (FAB) received its first aircraft on September 4, 2019. The delivery of the second aircraft to the Brazilian Air Force is scheduled to happen in 4Q19.

Embraer will have 51 percent ownership of Boeing Embraer – Defense, with Boeing holding the remaining 49 percent. The C-390 Millennium partnership is one of two planned joint ventures between the companies. Boeing Brasil – Commercial will be a joint venture comprising the commercial aviation operations of Embraer, with 80 percent owned by Boeing and 20 percent owned by Embraer. Both joint ventures remain subject to regulatory approval

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 and customary closing conditions. The companies expect their transaction to close in early 2020.

Forward-Looking Information Is Subject to Risk and Uncertainty

Certain statements in this release may be "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed terms of the transaction, the ability of the parties to satisfy the conditions to executing or closing the transaction and the timing thereof, and the benefits and synergies of the proposed transaction, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on current assumptions about future events that may not prove to be accurate. These statements are not guarantee and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and neither party undertakes an obligation to update or revise any forward-looking statement, except as required by law. Specific factors that could cause actual results to differ materially from these forward-looking statements include the effect of global economic conditions, the ability of the parties to reach final agreement on a transaction, consummate such a transaction and realize anticipated synergies, and other important factors disclosed previously and from time to time in the filings of The Boeing Company and/or Embraer with the Securities and Exchange Commission.

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Contact

Valtecio Alencar

Global Corporate Communications

Embraer

valtecio.alencar@embraer.com.br

+55 11-3040-6891

Allison Bone

Boeing Communications

allison.bone@boeing.com

+1 425-879-3417

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer